

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 24, 2017

Vern Hanzlik
President and Chief Executive Officer
Qumu Corporation
501 1st Avenue North, Suite 305
Minneapolis, MN 55403

Re: **Qumu Corporation**
Registration Statement on Form S-3
Filed January 13, 2017
File No. 333-215551

Dear Mr. Hanzlik:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: April Hamlin, Esq.
       Lindquist & Vennum LLP